UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -  REGISTRANT INFORMATION

ACCREDITED MEMBERS HOLDING CORPORATION
Full Name of Registrant

Former Name if Applicable

2 N. Cascade Avenue, Suite 1400
Address of Principal Executive Office (Street and Number)

Colorado Springs, CO 80903
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

    State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

    The Company is short-staffed and could not prepare its financial information and corresponding disclosure contained in its quarterly report for the period ended June 30, 2010 in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.  Additionally, subsequent to the quarter ended June 30, 2010 the Company hired a new person to serve as its Chief Executive Officer/Chief Financial Officer, and as of the date hereof, such person has not had sufficient time to work with the Company’s staff to ensure the information to be contained in the Company’s Form 10-Q for the quarter ended June 30, 2010 is accurate and complete.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Theresa M. Mehringer, Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACCREDITED MEMBERS HOLDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2010	By:	/s/ David Lavigne
David Lavigne, Co-Chairman

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

The Company expects to report a significant increase in its revenues for the three and six month periods ended June 30, 2010, as compared to the comparable periods in 2009 - being revenues of approximately $772,000 for the three month period ended June 30, 2010 and $1,039,000 for the six months ended June 30, 2010.  These increases are primarily the result of the fact that the Company’s activities during the 2009 periods were primarily organizational in nature, whereas during the 2010 periods, the Company was engaged in active business operations.  However, the Company is expecting to report a net loss of approximately $181,000 for the three month period ended June 30, 2010, and a net loss of approximately $711,000 for the six month period ended June 30, 2010.